

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2022

Mala Ray
Controller
Encision Inc.
6797 Winchester Circle
Boulder, CO 80301

> **Re: Encision Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2021**
> **Filed June 23, 2021**
> **Form 10-Q for the Quarterly Period Ended December 31, 2021**
> **Filed February 14, 2022**
> **File No. 001-11789**

Dear Ms. Ray:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2021

Item 9 A (T). Controls and Procedures, page 42

1. We note that you included management's assessment of the effectiveness of internal control over financial reporting and that you have a material weakness over your entity level control environment; however, your report does not include a statement as to whether or not internal control over financial reporting is effective as required by Item 308(a) of Regulation S-K. Please amend your Form 10-K to include a statement as to whether or not ICFR is effective at March 31, 2021. Additionally, in your revised disclosure please provide a discussion of your remediation plan to address any material weaknesses.

Form 10-Q for the Quarterly Period Ended December 31, 2021

Item 4 - Controls and Procedures, page 21

2.   We note the disclosure relating to Management's Report on Internal Control Over Financial Reporting. Please note that Item 308 of Regulation S-K only requires you to provide management's report on its annual assessment of internal control over financial reporting. Please tell us whether your management performed such an assessment as of the end of the quarter. If you did not, please revise the filing to remove the disclosures. To the extent you performed the assessment and intended to comply with Item 308(a) of Regulation S-K, in your amended Form 10-Q, please include a separate section to provide all the disclosures required by that Item.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lynn Dicker at (202) 551-3616 or Eric Atallah, Senior Accountant, at (202) 551-3663 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences